28 September 2010

ISSUED ON BEHALF OF REED ELSEVIER PLC

Additional Listing

An application has been made to the UK Listing Authority and The London Stock Exchange for a block listing of 500,000 Ordinary shares of 14 51/116p each, to trade on The London Stock Exchange and to be admitted to The Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Shares from this application will be issued from time to time following the exercise of options granted under the Reed Elsevier Group plc SAYE Share Option Scheme, approved by the Company’s shareholders in April 2003.